AMENDMENT

To Transfer Agency and Service Agreement

Between

Each of the Series, Individually and not Jointly

and

Boston Financial Data Services, Inc.

This Amendment is made as of this 29th day of April 2010, between each of the series, individually and not jointly, as listed on the Schedule A, (collectively, the “Funds” and Boston Financial Data Services, Inc. (the “Transfer Agent”).

In accordance with Section 16.1 (Amendment) of the Transfer Agency and Service Agreement dated September 28, 2007, as amended, December 11, 2008, between the Funds and the Transfer Agent (the “Agreement”), the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Section 3.6. (Cost of Living Adjustment). The parties hereby agree that for the period January 1, 2010 through October 1, 2010, the Transfer Agent waives Section 3.6 of the Agreement and will not apply an annual Cost of Living Adjustment to its service fees.

2.	Section 12.1 (Term) of the Agreement is amended by replacing the references to “ninety (90) days” in the third and fifth sentences with “sixty (60) days.”

3.	Schedule 3.1 (Fees and Expenses). Schedule 3.1 dated September 30, 2008 through October 1, 2010 (the “September Fee Schedule”) is hereby replaced and superseded for the period January 1, 2010 through October 1, 2010 by the revised Schedule 3.1 attached hereto (the “Revised Fee Schedule”). Schedule 3.1(a) (Estimated Reimbursable Expenses) to the Agreement, is not replaced and continues to be in effect.

4.	The parties agree that in the event that the Fund does not renew the Agreement, the Agreement shall terminate at the end of its Initial Term on October 1, 2010. In that event, the Fund agrees to pay the Transfer Agent the full amount of the fee concessions provided by the Transfer Agent in the Revised Fee Schedule for the period January 1, 2010 through October 1, 2010. For purposes of this provision, the parties agree that the fee concession provided in the Revised Fee Schedule is $3,750 per CUSIP, which is a 50% reduction of the annual per CUSIP fee reflected on the September Fee Schedule.

5.	The parties further agree that for purposes of the sixth sentence of Section 12.2, in the event that the Fund elects to renew the Agreement prior to October 1, 2010 but the parties have not finalized negotiations prior to the commencement of such new term, that the September Fee Schedule shall be deemed to be in effect as to such new term until the parties mutually agree in writing upon a new Fee Schedule for such term.

6.	All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

7.	In all other regards, the terms and provisions of the Agreement shall continue to apply with full force and effect.

8.	This Amendment may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

NOMURA PARTNERS FUNDS, INC. on behalf of each of the Series, individually and not jointly, as listed on Schedule A to the Agreement	BOSTON FINANCIAL DATA SERVICES, INC.

By: /s/ J. Douglas Azar	By: /s/ Richard J. Ahl

Name: J. Douglas Azar	Name: Richard J. Ahl

Title: Chairman of the Board	Title: SVP

SCHEDULE 3.1

FEES AND EXPENSES

Effective: January 1, 2010 through October 1, 2010

General: Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens or closes.

Annual Service Fees
Open Direct Account	$ 18.00/account
Networked Matrix Level 3 Account	$ 15.00/account
Closed Account	$ 3.00/account
CUSIP Fee	$ 3,750.00/CUSIP
Complex Base Fee	$ 50,000.00

Activity Based Fees
Telephone Calls > 2000 minutes/month	$ 2.00/minute

Annual Fiduciary Fee
IRA Custodial Fee (paid by Shareholder)	$ 10.00/SSN

New Fund Implementation Fee
New fund set-up	$ 1,500.00/CUSIP

Omnibus Transparency Full Service Fees
Annual Technology Fee

Accountlets**
0-500,000	$ .45/accountlet
500,001-2,000,000	$ .45/accountlet (waived)
2,000,001 and greater	$ .10/accountlet

**	Note: An accountlet is the underlying sub-position on a Financial Intermediary’s system for an omnibus account.

Investigation Fee

Accountlets	Base Fee/month
0-50,000	$ 3,000 (includes 25 investigations±)
50,001-100,000	$ 4,000 (includes 50 investigations±)
100,001 and greater	$ 5,000 (includes 100 investigations±)

±	Note: There is a $12.00 fee for each investigation that exceeds the allowance limit.

Reimbursable Expenses	Billed as Incurred

In accordance with Section 3.2 of the Agreement, without the prior approval of the Fund: AML/CIP annual fee; CIP-related database searches; Suspicious activity reporting for networked accounts; Lost shareholder searches; Lost shareholder tracking; Escheatment; DST disaster recovery charge; New fund implementation; N.S.C.C. processing, Commission fee application, Data communications equipment, Computer hardware, Freight charges; Forms and production;

Household tape processing; Magnetic tapes and their handling charges; Reels or cartridges; Microfiche/COOL; Microfilm; Network products and Federal wire charges; P.O. box rental; Postage, including special mailings (to be paid in advance if so requested by the Transfer Agent); returned checks; federal and state tax reporting; T.I.N. certification (W-8 & W-9); offsite records storage; print/mail services; programming hours; regulatory compliance fee per CUSIP; reporting (on request and scheduled); Short Term Trader; statements; supplies; telecommunications equipment; telephone and fax lines; training, transcripts; vax payroll processing; year-end processing.

In accordance with Section 3.2 of the Agreement, with the oral approval of the Fund: Express mail and delivery services; manual check pulls; outside mailing services; travel.